UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-9052

A.                                   Full title of plan and the address of plan, if different from that of named issuer below:

THE DAYTON POWER AND LIGHT COMPANY

EMPLOYEE SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DPL Inc.

1065 Woodman Drive

Dayton, Ohio  45432

The Dayton Power and Light Company

Employee Savings Plan

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Dayton Power and Light Company

Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Dayton Power and Light Company Employee Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Battelle & Battelle LLP

June 21, 2010

Dayton, Ohio

The Dayton Power and Light Company

Employee Savings Plan

Statement of Net Assets Available for Benefits

	At December 31,
	2009			2008
	# Shares	Amount		# Shares	Amount
ASSETS

Investments at Fair Value (Notes 2(e) and 3):
Common Stock:
DPL Inc. Common Stock	231,697	$6,394,836	*	211,349	$4,827,206	*

Money Market Fund:
Prime Reserve Fund	5,760,450	5,760,450	*	5,265,475	5,265,475	*

Mutual Funds:
Equity Income Fund	338,053	7,095,730	*	337,538	5,765,145	*
Equity Index 500 Fund	211,977	6,365,662	*	208,163	5,047,961	*
New Horizons Fund	208,350	5,329,589	*	216,669	3,854,536	*
Blue Chip Growth Fund	115,364	3,780,480	*	121,454	2,794,657	*
Spectrum Income Fund	250,954	2,963,765	*	244,358	2,524,220	*
International Stock Fund	181,494	2,286,824		153,274	1,295,163
Retirement 2025 Fund	107,712	1,142,828		130,384	1,035,246
Retirement 2020 Fund	75,874	1,107,758		68,263	758,406
Pimco Total Return Admin	100,151	1,081,626		53,761	545,138
Retirement 2015 Fund	69,996	746,852		66,977	555,905
Retirement 2030 Fund	38,621	583,951		13,889	155,005
Retirement 2010 Fund	39,736	554,319		29,837	334,474
Mid-Cap Growth Fund	11,298	536,550		7,396	241,613
Mid-Cap Value Fund	21,945	454,694		17,780	253,718
Retirement 2035 Fund	31,680	337,389		22,412	174,586
Vanguard Int Termbond IDX, SIG	31,262	335,134		15,956	167,543
Retirement 2045 Fund	30,217	305,194		20,020	147,749
Retirement 2040 Fund	18,528	280,693		13,039	144,476
Small-Cap Value Fund	8,878	261,720		6,785	159,440
Retirement Income Fund	5,044	61,584		8,165	84,264
Retirement 2050 Fund	5,920	50,198		2,850	17,671
Retirement 2055 Fund	4,260	35,699		2,309	14,152
Retirement 2005 Fund	479	5,004		—	—
Total Mutual Funds		35,703,243			26,071,068

Participant Loans (Note 1(h))		155,203			—

Total Investments		48,013,732			36,163,749

LIABILITIES

Excess Contributions Payable		95,841			—

Net Assets Available for Benefits		$47,917,891			$36,163,749

*Investments that exceed 5% of Net Assets Available for Benefits.

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
Investment Income (Loss) (Notes 2(e) and 3):
Net Appreciation/(Depreciation) in Fair Value of Investments:

Common Stock:
DPL Inc. Common Stock	$1,056,107	$(1,360,513)

Mutual Funds:
Equity Income Fund	1,374,842	(3,556,355)
Equity Index 500 Fund	1,215,356	(3,102,619)
New Horizons Fund	1,639,842	(2,578,699)
Blue Chip Growth Fund	1,162,346	(2,018,074)
Spectrum Income Fund	348,421	(480,809)
International Stock Fund	675,541	(1,185,527)
Retirement 2025 Fund	312,499	(574,818)
Retirement 2020 Fund	232,613	(403,262)
Pimco Total Return Admin	48,965	(15,943)
Retirement 2015 Fund	163,896	(230,751)
Retirement 2030 Fund	124,907	(91,770)
Retirement 2010 Fund	118,088	(171,211)
Mid-Cap Growth Fund	149,630	(164,274)
Mid-Cap Value Fund	145,749	(127,790)
Retirement 2035 Fund	78,852	(139,586)
Vanguard Int Termbond IDX, SIG	5,640	7,200
Retirement 2045 Fund	69,727	(82,379)
Retirement 2040 Fund	70,279	(82,454)
Small-Cap Value Fund	49,532	(68,255)
Retirement Income Fund	4,556	(22,986)
Retirement 2050 Fund	9,618	(7,760)
Retirement 2055 Fund	7,108	(6,859)
Retirement 2005 Fund	433	—
Total Mutual Funds	8,008,440	(15,104,981)

Total Net Appreciation/(Depreciation)	9,064,547	(16,465,494)

Interest and Dividend Income	866,089	1,572,271

Net Investment Income (Loss)	9,930,636	(14,893,223)

Transfers from Other Company Sponsored Plans (Note 4)	512,334	742,211
Participant Contributions (Note 4)	3,441,675	3,547,090

	13,884,645	(10,603,922)
Deductions in Net Assets Attributable to:
Benefits Paid to Participants	(2,130,503)	(1,904,468)

Net Increase/(Decrease)	11,754,142	(12,508,390)
Net Assets Available for Benefits:
Beginning of year	36,163,749	48,672,139

End of year	$47,917,891	$36,163,749

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Plan Description:

(a)  General

The Dayton Power and Light Company Employee Savings Plan (the Plan), effective January 1, 1985, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the Company) to provide eligible non-union employees of the Company and certain affiliated companies with a 401(k) plan.  The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  A non-union employee becomes eligible for the Plan on the first day of the month following the first full calendar month the employee worked at least 160 hours.

(b)  Participant Contributions

An eligible participant may execute a salary reduction agreement directing the Company to contribute to the Plan on behalf of the participant up to 85 percent (in whole percentages) of regular compensation.  In addition, the participant may contribute up to 85 percent of incentive compensation.  Both salary deferral and incentive compensation contributions are subject to certain Internal Revenue Service (IRS) limitations.  Participants who would have attained age 50 before the close of the plan year are eligible to make additional “catch-up” contributions, subject to certain IRS limitations.

Effective October 1, 2006, all new employees are automatically enrolled in the Plan at a default contribution rate of 3 percent which is invested in the Retirement Income Fund appropriate for the participant’s age.  Employees may opt out of this automatic election or choose to change the percentage of deferrals.

Participants may also elect to direct a portion of funds from a Company sponsored welfare benefit plan into the Plan.  Contributions from this plan were $89,938 and $50,173 for the years ended December 31, 2009 and 2008, respectively, and are included within Participant Contributions on the Statement of Changes in Net Assets Available for Benefits.

(c)  Employer Contributions

The Company may match $1.50 for every $1.00 of participant contributions, up to $2,000 annually, with DPL Inc. common stock, held in a separate DPL Inc. Employee Stock Ownership Plan (ESOP Plan).

(d)  Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Employer matching contributions are held in the ESOP Plan and are cliff-vested 100 percent after three years’ service.  Forfeitures of employer matching contributions held in the ESOP Plan are used to reduce future employer matching contributions.

(continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

(e)  Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and an allocation of employer contributions (if any), Plan earnings (losses) and any Plan expenses the Company may not elect to pay.  Participants can self-direct their contributions to a variety of investment options offered by the Plan with varied risk and return potential.

(f)  Payment of Benefits

In general, participants are eligible for lump-sum distributions upon termination of their employment and the submission and subsequent approval of an application for benefits.  Earlier distributions can occur for a Qualified Domestic Relations Order, death or disability.  Otherwise, distribution must occur within 60 days after the plan year in which the latest of the following events occurs:  65th birthday; 10th anniversary of participation in the Plan; or termination of employment.  Participants are allowed to take distributions during employment if older than 59-1/2 and/or for a hardship as defined in the Plan document.

Additionally, the Plan allows for automatic payment of a participant’s vested balance upon termination, provided that the vested balance is $1,000 or less and the participant is less than 65 years old.

(g)  Plan Termination

Although the Company expects the Plan to continue indefinitely, it reserves the right to discontinue employer contributions or terminate the Plan at any time.  If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.

(h)  Participant Loans

The Plan was amended, effective September 29, 2009 to allow a participant to receive a loan from the Plan in accordance with policy established by the Plan administrator.  Any such loan or loans must be a minimum of $1,000 and shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000.  Participants will not be entitled to receive a loan more frequently than once in any 12 month period of time.  Loans must be paid back within 60 months (unless the loan is used to acquire a principal residence) to prevent the loan from being treated as a distribution.  Loan payments must be made through payroll deductions while the participant is employed.

Note 2 - Summary of Significant Accounting Policies:

(a)  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (FASC).

(continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

(b)  Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(c)  Payment of Benefits

Benefit payments are recorded when paid.

(d)  Subsequent Events

We have evaluated all subsequent events through the date these statements were issued and filed with the United States Securities and Exchange Commission (SEC).

(e)  Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Participant loans are valued at their unpaid balances, which approximate fair value.  Investments in mutual funds and money market funds are reported at fair value based on the fair value of the underlying net assets of the funds as determined by those funds.

Realized and unrealized gains and losses are based on the difference between the fair values of the investments at the beginning of the year or the purchase dates, and the fair values at the end of the year or the sales dates, as applicable, and are reflected in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of investments are recorded on a trade-date basis.  Dividend income is recorded on an ex-dividend basis. Capital gain distributions are included in dividends.  Interest income is recorded on an accrual basis.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  These inputs are then categorized as Level 1 (quoted prices in active markets for identical assets or liabilities); Level 2 (observable inputs such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active); or Level 3 (unobservable inputs).

Valuations of assets and liabilities reflect the value of the instrument including the values associated with counterparty risk.  We include our own credit risk and our counterparty’s credit risk in our calculation of fair value using the Global Corporate Cumulative Average Default Rates.

(continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The fair value of assets measured on a recurring basis and the respective category within the fair value hierarchy was determined as follows:

Assets Measured at Fair Value on a Recurring Basis

		Level 1	Level 2	Level 3
	Fair Value at December 31, 2009	Based on Quoted Prices in Active Market	Based on Other Observable Inputs	Unobservable Inputs
Assets
Common Stock	$6,394,836	$6,394,836	$—	$—
Money Market Fund	5,760,450	—	5,760,450	—
Mutual Funds	35,703,243	—	35,703,243	—
Participant Loans	155,203	—	—	155,203
Total	$48,013,732	$6,394,836	$41,463,693	$155,203

Assets Measured at Fair Value on a Recurring Basis

		Level 1	Level 2	Level 3
	Fair Value at December 31, 2008	Based on Quoted Prices in Active Market	Based on Other Observable Inputs	Unobservable Inputs
Assets
Common Stock	$4,827,206	$4,827,206	$—	$—
Money Market Fund	5,265,475	—	5,265,475	—
Mutual Funds	26,071,068	26,071,068	—	—
Total	$36,163,749	$30,898,274	$5,265,475	$—

Level 1 inputs are used for DPL Inc. common stock.  The fair value is determined by reference to quoted market prices and other relevant information generated by market transactions.  For 2008, Level 1 was also used for open-ended mutual funds held by the Plan using the end of day Net Asset Value (NAV) traded in an active exchange market.  During 2009, Accounting Standards Update (ASU) 2009-12 — “Investments in Certain Entities that Calculate Net Asset Value per Share” was issued which updated guidance in FASC 820-10-35-58 indicating that assets valued using the NAV should be classified as Level 2 if an entity can redeem its investment with the investee at the NAV at the measurement date and otherwise as Level 3.  Accordingly, for 2009, open-ended mutual funds held by the Plan were valued using the end of day NAV and are categorized as Level 2.  Level 3 inputs are used to value participant loans held by the Plan using the unpaid balances at the end of the period, which approximate fair value.

(continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Net Asset Value per Unit

The following table discloses the fair value and redemption frequency for those assets whose fair value is estimated using the NAV per unit as of December 31, 2009.  These assets are part of the Plan and exclude DPL Inc. common stock which is valued using quoted market prices and Participant Loans which are valued at cost and not the NAV.  Fair values estimated using the net asset value per unit are considered Level 2 inputs within the fair value hierarchy, unless they cannot be redeemed at the NAV on the reporting date.  Investments that have restrictions on the redemption of the investments would be Level 3 inputs.  As of December 31, 2009, the Plan did not have any investments for sale at a price different than the NAV.

Fair Value Estimated using Net Asset Value per Unit

Investment	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity Mutual Funds (a)	$26,111,249	$—	Immediate	None
Fixed Income Mutual Funds (b)	4,380,525	—	Immediate	None
Target Maturity Mutual Funds (c)	5,211,469	—	Immediate	None
Subtotal	$35,703,243	$—
Money Market Mutual Fund (d)	5,760,450	—	Immediate	None
Total	$41,463,693	$—

(a)   This category includes investments in equity securities of large, small and medium sized companies and equity securities of foreign companies including those in developing countries. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category can be redeemed immediately at the current net asset value per unit.

(b)   This category includes investments in investment-grade fixed-income instruments, US dollar-denominated debt securities of emerging market issuers and high yield fixed-income securities that are rated below investment grade. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category can be redeemed immediately at the current net asset value per unit.

(c)   This category includes investments in equity and fixed-income securities including equity investments of large, small and medium sized companies and equity securities of foreign companies including those in developing countries as well as investment-grade fixed-income instruments, US dollar-denominated debt securities of emerging market issuers and high yield fixed-income securities that are rated below investment grade.  The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category can be redeemed immediately at the current net asset value per unit.

(d)   This category includes investments in a money market mutual fund.  The fund is valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category are highly liquid and can be redeemed immediately at the current net asset value per unit.

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009.

Participant Loans
Balance, beginning of the year	$—
Purchases, sales, issuances and settlements, net	155,203
Balance, end of year	$155,203

(continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 3 - Related Party Transactions (Parties-in-Interest):

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.  During the years ended December 31, 2009 and 2008, such purchases were $7,956,653 and $7,453,868, respectively, and such sales totaled $5,837,945 and $4,193,268, respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock. During the years ended December 31, 2009 and 2008, purchases of DPL Inc. common stock were $904,744 and $690,378, respectively, and sales of DPL Inc. common stock totaled $393,222 and $185,922, respectively.  The ending balance of DPL Inc. common stock represents approximately 13.3% and 13.3% of the Plan’s total investments as of December 31, 2009 and 2008, respectively.

Note 4 - Contributions:

Participant contributions withheld by the Company are paid into the Plan as soon as administratively possible.

In 2009 and 2008, there were incoming transfers of $0 and $186,569, respectively, between the Plan and the Company’s Savings Plan for Collective Bargaining Employees. These transfers reflect the movement of savings for employees who have changed from union to non-union status.

The Plan allows all participants to make a quarterly election to transfer into the Plan any of their vested DPL Inc. ESOP shares.  Such transfers during 2009 and 2008 totaled $512,334 and $555,642, respectively.

Note 5 - Administrative Expenses:

The Plan is administered by the Company, without charge to the Plan, and T. Rowe Price Trust Company is the trustee.  The Company has elected to pay a portion of the fees incurred in the administration of the Plan including the trustee’s compensation and expenses.

Note 6 - Benefits:

There were no benefit obligations to participants who had withdrawn from the Plan at December 31, 2009 and 2008.

(continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 7 - Federal Income Taxes:

The Plan is designed and being operated to be exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code (IRC).  The Plan received a determination letter from the IRS dated February 11, 2003 indicating the Plan is so qualified.  The Plan has been amended since receiving this determination letter.  However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable IRC requirements and continues to be tax exempt as of December 31, 2009.

There are no uncertain tax positions with respect to the Plan and the Plan has no tax positions that are expected to significantly increase or decrease over the next twelve months.  The Plan is subject to normal statute of limitations in regards to tax examinations.  With few exceptions, the Plan is no longer subject to income tax examinations for years before 2006.  No interest or penalties have been recognized in the Plan’s financial statements.

Note 8 — Risks and Uncertainties:

Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the fair value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 9 — Recent Accounting Pronouncements:

Accounting Standards Codification

During 2009, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” as codified in the FASC Topic 105 “Generally Accepted Accounting Principles.”  SFAS 168 makes the FASB Accounting Standards Codification (FASC) the single source of authoritative generally accepted accounting principles (GAAP) in the United States.  The FASC does not change GAAP, but introduces a new structure, organized by accounting topics, designed to simplify user access to all authoritative literature related to a particular topic.  All prior authoritative documents were superseded and all other accounting literature not included in the FASC is considered non-authoritative.  As a result, prior GAAP references are no longer applicable.  Where applicable, the Plan has replaced prior GAAP references with the new FASC references.

(continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Fair Value Measurements and Disclosures

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, “Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value,” which amends FASC Topic 820, “Fair Value Measurements and Disclosures.”  ASU 2009-05 clarifies the measurement of liabilities at fair value in the absence of observable market information.  ASU 2009-05 is effective for the Plan’s first reporting period beginning January 1, 2010.  The adoption of ASU 2009-05 is not expected to have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU 2010-06 “Fair Value Measurements and Disclosures” effective for annual reporting periods beginning after December 15, 2009.  We expect to adopt this ASU on January 1, 2010.  This standard updates FASC Topic 820, “Fair Value Measurements and Disclosures” (FASC 820).  ASU 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and higher level of disaggregation for the different types of financial instruments.  For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements should be presented separately.  We do not expect these new rules to have a material impact on the Plan’s financial statements.

Subsequent Events

During 2009, we adopted Statement of Financial Accounting Standard (SFAS) No. 165, “Subsequent Events” (as codified in the FASC Topic 855, “Subsequent Events”).  SFAS 165 clarifies the accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued.  SFAS 165 also requires management to disclose the date through which subsequent events were evaluated and whether that date represents the date the financial statements were issued or were available to be issued.  The adoption of SFAS 165 did not have a material effect on the Plan’s financial statements.  Refer to Note 2(d) — Subsequent Events for additional information.

In February 2010, the FASB issued ASU 2010-09 “Subsequent Events,” effective upon issuance of the final ASU.  ASU 2010-09 addresses the interaction of FASC Topic 855 “Subsequent Events” with the reporting requirements of the Securities and Exchange Commission (SEC).  Specifically, ASU 2010-09 addresses the concern that the requirement to disclose the date that an entity’s financial statements are issued, as required in FASC Topic 855, potentially conflicts with the SEC’s guidance.  In response, ASU 2010-09 amends FASC Topic 855 such that an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated.  The amendment alleviates potential conflicts between FASC Topic 855 and the SEC’s reporting requirements.  Refer to Note 2(d) – Subsequent Events for additional information.

The Dayton Power and Light Company

Employee Savings Plan

EIN # 31-0258470

Plan # 004

Schedule H, Line 4i — Schedule of Assets Held at End of Year

December 31, 2009

Party-in- Interest	Identity of Issuer	Description of Investment	Current Value
(a)	(b)	(c)	(e)

*	T. Rowe Price Trust Company	Equity Income Fund (338,053 shares)	$7,095,730
*	DPL Inc.	DPL Inc. Common Stock (231,697 shares)	6,394,836
*	T. Rowe Price Trust Company	Equity Index 500 Fund (211,977 shares)	6,365,662
*	T. Rowe Price Trust Company	Prime Reserve Fund (5,760,450 shares)	5,760,450
*	T. Rowe Price Trust Company	New Horizons Fund (208,350 shares)	5,329,589
*	T. Rowe Price Trust Company	Blue Chip Growth Fund (115,364 shares)	3,780,480
*	T. Rowe Price Trust Company	Spectrum Income Fund (250,954 shares)	2,963,765
*	T. Rowe Price Trust Company	International Stock Fund (181,494 shares)	2,286,824
*	T. Rowe Price Trust Company	Retirement 2025 Fund (107,712 shares)	1,142,828
*	T. Rowe Price Trust Company	Retirement 2020 Fund (75,874 shares)	1,107,758
*	T. Rowe Price Trust Company	Pimco Total Return Admin (100,151 shares)	1,081,626
*	T. Rowe Price Trust Company	Retirement 2015 Fund (69,996 shares)	746,852
*	T. Rowe Price Trust Company	Retirement 2030 Fund (38,621 shares)	583,951
*	T. Rowe Price Trust Company	Retirement 2010 Fund (39,736 shares)	554,319
*	T. Rowe Price Trust Company	Mid-Cap Growth Fund (11,298 shares)	536,550
*	T. Rowe Price Trust Company	Mid-Cap Value Fund (21,945 shares)	454,694
*	T. Rowe Price Trust Company	Retirement 2035 Fund (31,680 shares)	337,389
*	T. Rowe Price Trust Company	Vanguard Int Termbond IDX, SIG (31,262 shares)	335,134
*	T. Rowe Price Trust Company	Retirement 2040 Fund (18,528 shares)	280,693
*	T. Rowe Price Trust Company	Retirement 2045 Fund (30,217 shares)	305,194
*	T. Rowe Price Trust Company	Small-Cap Value Fund (8,878 shares)	261,720
*	Participant Loans	Interest rate of 4.25% with maturity at various dates	155,203
*	T. Rowe Price Trust Company	Retirement Income Fund (5,044 shares)	61,584
*	T. Rowe Price Trust Company	Retirement 2050 Fund (5,920 shares)	50,198
*	T. Rowe Price Trust Company	Retirement 2055 Fund (4,260 shares)	35,699
*	T. Rowe Price Trust Company	Retirement 2005 Fund (479 shares)	5,004
			$48,013,732

Note:  An (*) in column (a) identifies a person known to be a party-in-interest to the Plan.

Column (d) has been omitted, as it is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company Employee Savings Plan
(Name of Plan)

Date	June 21, 2010	/s/ Joseph W. Mulpas
Joseph W. Mulpas
Vice President, Controller and Chief Accounting Officer
DPL Inc. and The Dayton Power and Light Company